UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity  METAL STORM LIMITED
ABN  99 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the
Corporations Act.

Name of Director Peter David Jonson
Date of last notice 9 February 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest Indirect
Nature of indirect interest     Director & Shareholder  of PEJ Nominees Pty
Ltd (including registered holder)   ATF Jonson Family Trust

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change           8 August 2006
No. of securities held prior to change Nil
Class                         Ordinary
Number acquired                 340,000
Number disposed                 Nil
Value/Consideration             $39,550
Note: If consideration is non-cash, provide details and estimated valuation
No. of securities held after change 340,000
Nature of change                        On market trade
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract N/A
Nature of interest
Name of registered holder
(if issued securities)
Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 09, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary